Exhibit 99.4

RISK FACTORS

The following risk factors should be read in conjunction with, and amend and supplement, those included in the Annual Report on Form 20-F filed by Legend Biotech Corporation (“we”, “our”, “us” or the “Company”) on March 31, 2022 (the “Form 20-F or the “Annual Report”). Investing in the Company’s American Depositary Shares representing its ordinary shares (“ADSs”) and its ordinary shares involves a high degree of risk. You should carefully consider the risks described below, and all other information contained in or incorporated by reference in the Form 20-F, before making an investment decision regarding the Company’s securities. Defined terms used, but not defined, in these “Risk Factors” have the meaning ascribed to them in the Form 20-F.

Risks Related to Our Business and Organizational Structure

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. In the future, these factors may raise substantial doubt about our ability to continue as a going concern.

We have historically incurred substantial net losses, including net losses of $386.2 million and $303.5 million for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, we had an accumulated deficit of $817.0 million. We expect our net losses to continue as a result of ongoing and planned development of cilta-cel and other product candidates, ongoing investments in product development and commercial operations, including increased manufacturing, and sales and marketing and other costs we may incur with being a public company. These net losses have had, and will continue to have, a negative impact on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would harm our business, financial condition, results of operations and cash flows.

Further, the net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance quarter-to-quarter and year-to-year, due to factors including the timing of product clearance, approval, commercial ramp, clinical trials, any litigation that we may file or that may be filed against us, the execution of collaboration, licensing or other agreements and the timing of any payments we make or receive under them. These factors may raise substantial doubt about our ability to continue as a going concern.

We may be adversely affected by an investigation, or the Investigation, that was conducted by the Customs Anti-Smuggling Department of Zhenjiang Municipality, Jiangsu Province, the People’s Republic of China, or the Authority, involving our majority shareholder and our former chief executive officer and Chairman. While we understand that the Zhenjiang Municipal People’s Procuratorate, or the Procuratorate, has concluded its examination with respect to the Investigation and no charges have been filed against us, our officers, directors or employees, there can be no assurance that the Authority or other governmental authority will not pursue criminal, civil or administrative remedies against us or our directors, officers or employees in the future, including sanctions, monetary penalties and regulatory actions, which could adversely affect us.

Our majority shareholder, GenScript, and Dr. Fangliang Zhang, our former chairman and chief executive officer, and the former chairman and chief executive officer of GenScript, were the subject of the Investigation . We believe the Investigation related to suspected violations of import and export regulations under the laws of the PRC, focused on GenScript’s import and export activity preceding our initial public offering in June 2020, at which time we were a subsidiary of GenScript and Dr. Zhang was chairman and chief executive officer of GenScript.

In May 2022, GenScript, via filings with the Hong Kong Stock Exchange, on which it is listed, announced that the Procuratorate, has concluded its examination with respect to the Investigation, and no individual or entity would be criminally charged in connection therewith.

While no charges were filed against us or any of our officers or directors, and we understand no criminal charges are expected as a result of the Investigation, as the Investigation has been remanded back to the Authority it is possible that the Authority may impose administrative punishments against GenScript. We believe that the Investigation had an adverse impact on the price of our ADSs and ordinary shares, and could have such a further adverse impact, if PRC authorities seek to impose restrictions on GenScript’s or our activities. Additionally, any further investigation, or any charges or administrative punishments brought as a result of the Investigation against us, our officers, employees or directors, could damage our reputation or cause our existing collaboration partner, Janssen, and other third parties to terminate existing agreements and potential partners to seek other partners, any of which would negatively impact our business, financial condition, results of operations and the price of our ADSs and ordinary shares.

GenScript will continue to own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

GenScript is currently our majority shareholder, and after this offering is completed, we will continue to be controlled by GenScript. Upon the closing of this offering, GenScript will beneficially own approximately     % of the voting power of our outstanding share capital, or approximately     % if the underwriters exercise their option to purchase                  additional ADSs in full. In addition, two out of seven of the members of our board of directors are employees of GenScript. Therefore, GenScript has, and even after this offering will have, the ability to substantially influence us and exert significant control through this ownership position. GenScript and its shareholders may be able to control elections of directors, the structure and composition of the committees established by our board of directors, issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction.

For example, GenScript has recently informed us that it will nominate additional members to our board of directors, including our former chief executive officer and Chairman, Dr. Zhang, as well as potentially additional directors. GenScript has also indicated an intention that such additional GenScript-appointed board members should sit on certain of the committees established by our board of directors, including our nominating and corporate governance committee. While our board of directors has deliberated the requests from GenScript, has recognized the benefits of reappointing Dr. Zhang to the board and has not raised objections to the appointment of Dr. Zhang or an additional director nominated by GenScript, it has not taken any formal action with respect to such matters. GenScript has made clear that it will exercise its power as the controlling shareholder of the Company, with respect to representation on our board of directors as well as other changes to our board and its committees and there can be no assurances that we will be able to resolve these requests in a manner that is satisfactory to both us and GenScript. GenScript’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders.

Further, there may be changes to the management or ownership of GenScript that could impact GenScript’s interests in a way that may not coincide with our corporate interests or the interests of other shareholders. So long as GenScript continues to own a significant amount of our equity, it will continue to be able to strongly influence and effectively control our decisions.

Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates.

In the United States and many other countries, rising healthcare costs have been a concern for governments, patients and the health insurance sector, which resulted in a number of changes to laws and regulations, and may result in further legislative and regulatory action regarding the healthcare and health insurance systems that could affect ours, or our collaborators, ability to profitably sell any products or product candidates for which we or our collaborators may obtain marketing approval, including CARVYKTI™. For a detailed discussion of healthcare reform initiatives of importance to the pharmaceutical industry, see “Item 4.B. Information On The Company— Business Overview—Government Regulation—United States Regulation—Healthcare Reform” of our Annual Report, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act (collectively, the ACA) was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. There have been legal and political challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the ACA. In addition, other federal health reform measures have been proposed and adopted in the United States that may impact reimbursement by Medicare or other government healthcare programs. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment, which would have significantly cut payment for participating Medicare clinicians, and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. Under both APMs and MIPS, performance data collected each performance year will affect Medicare payments in later years, including potentially reducing payments. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors, or private payors may independently reduce reimbursement under their health plans.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (HHS) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action. We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price of pharmaceutical products. Failure by us or our collaborators to obtain or maintain adequate coverage and reimbursement for any approved products, including CARVYKTI™, could materially and adversely affect the revenue or sales of such products.

Risks Related to Our Dependence on Third Parties

We depend upon our existing collaboration partner, Janssen, and other third parties, and we may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of our product candidates.

We have a significant collaboration with Janssen for the development and commercialization of cilta-cel. We may enter into additional collaborations for our other product candidates or technologies in development. We cannot control the timing or quantity of resources that our existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of our products. Our collaborators may not perform their obligations according to our expectations or standards of quality. Our collaborators could terminate our existing agreements for a number of reasons, including a material breach of agreement or an unforeseen material safety event. If the Janssen Agreement were to be terminated, we could encounter significant delays or other impairments in the commercialization of CARVYKTI™ and further developing cilta-cel, lose the opportunity to earn any future revenue we expected to generate under the agreement, incur unforeseen costs, and suffer damage to the reputation of our products, product candidates and as a company generally.

We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and may rely on third-party contract research organizations, or CROs, to assist us in this process. In addition, to optimize the launch and market penetration of certain of our future product candidates, we may enter into distribution and marketing agreements with pharmaceutical industry leaders. For these future potentially partnered product candidates, we would not market our products alone once they have obtained marketing authorization. The risks inherent in entry into these contracts are as follows:

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the negotiation and execution of these agreements is a long process that may not result in an agreement being signed or that can delay the development or commercialization of the product candidate concerned;

•	these agreements are subject to cancellation or nonrenewal by our collaborators, or may not be fully complied with by our collaborators;

•	in the case of a license granted by us, we lose control of the development of the product candidate licensed;

•	in such cases we would have only limited control over the means and resources allocated by our partner for the commercialization of our product; and

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collaborators may not properly obtain, maintain, enforce, or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation.

Furthermore, even though Janssen is required to diligently develop and commercialize cilta-cel, it is possible that Janssen will seek to prioritize other products in its portfolio over cilta-cel, including products that may treat conditions that are the same as or are similar to the conditions for which cilta-cel has either received marketing approval or for which we are conducting research for potential future marketing approvals.

In addition, we rely on data or other information generated or reported to us by our collaborators relating to, among other things, product development, marketing or regulatory approvals and commercialization efforts. Although we believe the information from our collaborators is reliable, we are unable to independently audit or verify the accuracy or completeness of all such data or information, and any inaccuracies may adversely affect our business.

Should any of these risks materialize, or should we fail to find suitable collaborators, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Doing Business in China

The pharmaceutical industry in China is highly regulated and such laws and regulations are subject to change which may affect approval and commercialization of our drugs.

A material portion of our research and development operations and our manufacturing facilities for China are located in China, which we believe confers clinical, commercial and regulatory advantages. The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See “Item 4.B. Information On The Company—Business Overview—Government Regulation— PRC Regulation” of our Annual Report for a discussion of the regulatory requirements that are applicable to our current business activities in China. For example, approval from the relevant science and technology departments is required in international collaboration projects using China’s human genetic resources except for in certain circumstances stipulated in the HGR Regulation. Due to certain restrictions of practical operations which are beyond our control, we cannot assure you that we have obtained all required approvals under China’s human genetic resources laws and regulations in a timely manner, or at all. We are paying attention to regulatory trends and are in the process of applying for and obtaining such approvals from the relevant regulatory authority. The failure to obtain such approval could cause relevant international collaboration projects to be suspended by governing authorities, may result in fines and other penalties, and also may constitute a breach under our agreements with certain CROs. According to PRC laws and regulations, entities are required to obtain an export certificate from governmental authorities if they plan to transport, mail or carry China’s human genetic resources out of China in projects of international collaboration in scientific research by using China’s human genetic resources. The export certificate for China’s human genetic resources is a requirement of customs formalities. The failure to obtain such export certificate in relevant export activities could cause governmental authorities to suspend such activities, confiscate the human genetic resources illegally collected and preserved and illegal gains, impose fines and restrictions on business activities on such entities and their responsible persons, and even may result in criminal liability if relevant export activities constitute a crime. There is no assurance that we can always obtain relevant approvals for the export of China’s human genetic resources out of China.

Furthermore, under relevant PRC laws and regulations, a license for use of laboratory animals is required for performing experimentation on animals. Any failure to fully comply with such requirement may result in the invalidation of our experimental data. In addition, with respect to our collaboration partner, any failure to comply with existing or future laws and regulations regulated by NHC and other administration authorities related to the management of cell therapy investigator-initiated clinical trials in China could lead to government penalties, suspension of related activities, or breach liability. Compliance or the failure to comply with such laws and regulations could increase the costs of, limit and cause significant delay in these investigator-initiated clinical trials and research and development activities, which could materially and adversely affect our business, operation and prospects as well. However, we do not have control over our collaborators and cannot compel them to comply with NHC and other administration authorities’ requirements. Therefore, we cannot assure you that any required registration or filing procedures of our collaborators under laws will be completed in a timely manner, or at all.

In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in China and reduce the current benefits we believe are available to us from developing and manufacturing drugs in China. PRC authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China, and even administrative penalties. We believe our strategy and approach are aligned with the PRC government’s regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned.

Our business may be significantly affected by the newly enacted Foreign Investment Law and the “Negative List.”

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws regulating foreign investment in China. The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” published by the State Council. We are a Cayman Islands company and our PRC subsidiaries, Legend Nanjing and Legend Hainan, are currently considered to be foreign invested entities. Legend Hainan was established in October 2021. As of the date of this prospectus supplement, Legend Hainan is not engaged in substantive business operations in the PRC.

The latest version of the “negative list”, namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) or the Negative List, which was promulgated by the MOFCOM and the NDRC, became effective on January 1, 2022. The Negative List provides that foreign investment is prohibited in the development and application of human stem cell or gene diagnostic and therapeutic technologies.

As of the date of this prospectus supplement, there has been no official interpretation of the scope of “human stem cell or gene diagnostic and therapeutic technologies” specified in the Negative List and the application of this regulation remains unclear. The Encouraged Industry Catalogue for Foreign Investment (2020) (the “2020 Encouraged Industry Catalogue”), which was promulgated by the MOFCOM and the NDRC, became effective on January 27, 2021, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited. Further, on December 3, 2021, the CDE published the Technical Guidelines for Non-clinical Research and Evaluation of Gene Therapy Products (Trial) (the “Technical Guidelines for Gene Therapy Products”), and Technical Guidelines for Non-clinical Research of Gene Modified Cell Therapy Products (Trial) (the “Technical Guidelines for Gene Modified Cell Therapy Products”), which became effective as of the date of promulgation. The Technical Guidelines for Gene Therapy Products provides that it is applicable to gene therapy products other than genetically modified cells therapy products, and genetically modified cells therapy products, such as CAR-T cell therapy products, shall refer to the Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial).

Legend Nanjing is engaged in the research and development of CAR-T cell therapies. We believe the CAR-T cell therapies, as they are currently being researched and developed by Legend Nanjing, do not involve the use of human stem cells or genetic diagnosis and treatment, and as such should not fall into the category of “human stem cell or gene diagnostic and therapeutic technologies” under the Negative List. Moreover, relevant governmental authorities also confirmed that the research and development of CAR-T cell therapies currently engaged in by Legend Nanjing complies with the requirements of foreign investment industrial policies. We have been advised by our PRC legal counsel, JunHe LLP, that Legend Nanjing has complied with PRC laws and regulations in all material respects for, and obtained all material governmental approvals and permits from PRC regulatory agencies for, the research and development of CAR-T cell therapies. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to our view and the opinion of our PRC legal counsel above. If our CAR-T cell therapies or other technologies that are being researched and developed by any of our PRC subsidiaries are deemed by relevant PRC regulatory agencies as falling into the category of “human stem cell or gene diagnostic and therapeutic technologies” under the Negative List, such PRC subsidiary would be prohibited from engaging in the research or development of such CAR-T cell therapies or other technologies. In that event, we may have to stop investing in our PRC subsidiaries or consider restructuring our PRC subsidiaries as PRC domestic entities and our variable interest entity. Our PRC subsidiaries may also have to forfeit their income derived from the research and development of such technologies. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

We are or may become subject to a variety of privacy and data security laws, policies and contractual obligations, and our failure or failure of our third-party vendors, collaborators, contractors or consultants to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

We maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, sensitive information, including confidential business and personal information, including but not limited to health information in connection with our development and commercialization activities and our employees, and are subject to laws and regulations governing the privacy and security of such information. Failure by us, our third- party vendors, collaborators, contractors and consultants to comply with any of these laws and regulations could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. On April 2, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data (the “Scientific Data Measures”), which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, any scientific data involving state secret, state security, social public interests, commercial secret or personal privacy may not be open and shared; where openness is indeed needed, the purpose, user’s qualification, conditions of confidentiality and other factors shall be reviewed, and the informing scope shall be strictly controlled. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal.

The Cyber Security Law of the PRC, which became effective in June 2017, created China’s national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities, which was issued by the General Office of the State Council and another authority on July 6, 2021, requires the speed-up of the revision of the provisions on strengthening the confidentiality and archives management related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. The Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress (the “SCNPC”) on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, which outlines the main system framework of personal information protection and processing.

The Measures for Cyber Security Review (2021) were published by the Cyberspace Administration of China (the “CAC”) and 12 other relevant PRC government authorities on December 28, 2021 and became effective on February 15, 2022. These measures provide that, among other things, (i) if a “network platform operator” that possesses personal information of more than one million users intends to go public in a foreign country, it must apply for a cyber security review with the cyber security review office; and (ii) the relevant PRC governmental authorities may initiate cyber security review if they determine certain network products, services, or data processing activities affect or may affect national security.

On July 7, 2022, the CAC published the Measures on Security Assessment of Cross-border Transfer of Data, which will become effective on September 1, 2022 and provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data abroad; (ii) where a CIIO or a data processor which processes personal information of more than 1,000,000 individuals provides personal information abroad; (iii) where a data processor has provided personal information in the aggregate of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required.

The draft Regulations for the Administration of Cyber Data Security (the “Draft Data Security Regulations”), published by the CAC on November 14, 2021 for public comments until December 13, 2021 reiterate that a data processor who processes personal information of more than 1 million individuals shall go through the cyber security review if it intends to be listed in a foreign country, and if a data processor conducts any data processing activities that affect or may affect national security, an application for cyber security review shall also be made by such processor. And the Draft Data Security Regulations require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. The Draft Data Security Regulations provide a broad definition of data processing activities, including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, and the Draft Data Security Regulations also provide a broad definition of data processors as individuals and entities which autonomously determine the purpose and method during data processing activities. However, the Draft Data Security Regulations provide no further elaboration on what constitutes a situation that “affects or may affect national security” and are subject to further changes before being formally adopted and coming into effect.

As of the date of this prospectus supplement, there are no detailed rules or implementations of the Measures for Cyber Security Review (2021) and the Measures on Security Assessment of Cross-border Transfer of Data, and the Draft Data Security Regulations are still in draft forms and have not come into effect, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cyber security review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cyber security and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. We have been making constant efforts to comply with the relevant data protection laws and regulations in the PRC and will endeavor to comply with any update in the applicable laws, regulations or guidelines as issued by any relevant regulatory authorities in the PRC. However, we cannot assure you that we are able to comply with any applicable privacy and data security laws, regulations and guidelines in a timely manner, or at all.

In addition, certain industry-specific laws and regulations affect the collection, use and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval/filing from the Science and Technology Administration Department of the PRC State Council where human genetic resources are involved in any international collaborative project and additional approval, filing and backup for any export or cross-border transfer of the human genetic resources samples or associated data or for providing/offering access of the information on human genetic resources to foreign entities and the institutions established or actually controlled thereby. We cannot assure you that we have complied or will be able to comply with all applicable human genetic resources related regulations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of human genetic resources samples and associated data and administrative fines. As there are still uncertainties regarding the further enacting of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to make rectification and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions. As a result, we may be required to suspend our related businesses or face other penalties which may have material adverse effect on our business, operations and financial condition.

We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of health-related and data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government- imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the U.S. or in the local country and our operations or business practices may not comply with these regulations in each country.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we or our third-party vendors, collaborators, contractors and consultants fail to comply with any such laws or regulations, we may face regulatory investigations, significant fines and penalties, reputational damage or be required to change our business practices, all of which could adversely affect our business, financial condition and results of operations.

The approval or other requirements of the China Securities Regulatory Commission or other governmental authority may be required.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission (the “CSRC”), promulgated the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors, or the M&A rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A rules, among other things, requires offshore SPVs formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The application of the M&A rules remains unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws and regulations, the CSRC approval was not required under the M&A rules in the context of this offering because the ownership structure of our PRC subsidiaries was established by direct investment instead of through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A rules.

However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC laws and regulations, and there can be no assurance that the PRC governments will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the supervision on overseas listings by China-based companies and provided that the special provisions of the State Council on overseas issuance and listing of shares by those companies limited by shares will be revised. There are still uncertainties regarding the interpretation and implementation of these Opinions, and further explanations or detailed rules and regulations with respect to these Opinions may be issued in the future which could impose additional requirements on us.

In addition, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively, the “Draft Overseas Listing Regulations”), which had a comment period that expired on January 23, 2022. The Draft Overseas Listing Regulations require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted and report to CSRC after such offering and listing is completed. As of the date of this prospectus supplement, the Draft Overseas Listing Regulations are both still in draft forms and there are uncertainties regarding the final forms of the Draft Overseas Listing Regulations as well as the interpretation and implementation thereof after promulgation. If the Draft Overseas Listing Regulations become effective in their current forms before this offering is completed, we may be required to go through the filing and report procedures with the CSRC with respect to this offering.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us. If it is determined that we are subject to any CSRC approval, filing or other governmental authorization or requirements for this offering, we cannot assure you that we could obtain such approval or meet such requirements in a timely manner or at all. Such failure may subject us to fines, penalties or other sanctions which may have a material adverse effect on our business and financial conditions as well as our ability to complete this offering.

Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business. We may be subject to fines due to the lack of registration of our leases.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We have not registered certain of our lease agreements with the relevant government authorities. Failure to complete these required registrations may expose our landlords, lessors and us to rectification, or even to potential monetary fines if we fail to rectify as required.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage level in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have not fully paid the housing provident funds for certain of our employees as required by applicable PRC regulations. We may be required to make up the contributions for our employees, and our financial conditions and results of operations may be adversely affected.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. In addition, in connection with our operations in China, we have not completed all required safety-related procedures in a timely manner, which could subject us to fines and other administrative penalties.

Although we maintain insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.